Exhibit 99.2

KPMG LLP	Telephone	+65 6213 3388
12 Marina View #15-01	Fax	+65 6225 0984
Asia Square Tower 2	Internet	www.kpmg.com.sg
Singapore 018961

Independent Practitioners’ Limited Assurance Report

To Members of Hafnia Limited

Report on compliance with Regulation on European Single Electronic Format (ESEF)

Opinion

As part of the audit of the financial statements of Hafnia Limited we have performed an assurance engagement to obtain reasonable assurance about whether the financial statements included in the annual report, with the file name “5493001KCFT0SCGJ2647-2024-12-31-0-en” (the “ESEF file”), have been prepared, in all material respects, in compliance with the requirements of the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (“ESEF Regulation”) and regulation pursuant to Section 5-5 of the Norwegian Securities Trading Act, which includes requirements related to the preparation of the annual report in XHTML format, and iXBRL tagging of the consolidated financial statements.

In our opinion, the financial statements, included in the annual report, have been prepared, in all material respects, in compliance with ESEF regulation.

Management’s Responsibilities

Management is responsible for the preparation of the annual report in compliance with the ESEF regulation. This responsibility comprises an adequate process and such internal control as management determines is necessary.

Auditors’ Responsibilities

Our responsibility, based on audit evidence obtained, is to express an opinion on whether, in all material respects, the financial statements included in the annual report have been prepared in compliance with ESEF. We conducted our work in compliance with the International Standard on Assurance Engagements (ISAE) 3000 – “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”. The standard requires us to plan and perform procedures to obtain reasonable assurance about whether the financial statements included in the annual report have been prepared in compliance with the ESEF Regulation.

As part of our work, we have performed procedures to obtain an understanding of the Company’s processes for preparing the financial statements in compliance with the ESEF Regulation. We examine whether the financial statements are presented in XHTML-format. We evaluate the completeness and accuracy of the iXBRL tagging of the consolidated financial statements and assess management’s use of judgement. Our procedures include reconciliation of the iXBRL tagged data with the audited financial statements in human-readable format. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

/s/ KPMG LLP

Public Accountants and

Chartered Accountants

30 April 2025

KPMG LLP (Registration No. T08LL1267L), an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act 2005 and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.